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                         FIRST MANITOWOC BANCORP, INC.
                            402 NORTH EIGHTH STREET
                           MANITOWOC, WISCONSIN 54220
                                 (920)684-6611

                                                                          [DATE]

Dear Shareholder,

     The Board of Directors of First Manitowoc Bancorp, Inc. (the "Corporation") has been increasingly concerned about the costs and management time required for compliance with the Sarbanes-Oxley Act of 2002 and satisfaction of reporting requirements under the Securities Exchange Act of 1934. In 2004, the expenses were approximately $660,000 and we expect they will continue to exceed $300,000 on an annual basis. We believe our shareholders gain little if any benefit from these compliance and reporting costs, since the Corporation and our subsidiary, First National Bank in Manitowoc (the "Bank"), are already regulated and subject to examination by the Federal Reserve and by the Comptroller of the Currency and Federal Deposit Insurance Corporation, respectively.

     Consequently, the Board has approved a transaction (the "Transaction") to reduce the number of record holders of Corporation stock to below 300. Once below 300 shareholders of record, we will be able to terminate registration with the Securities Exchange Commission, eliminating the related compliance and reporting expenses. The Transaction will be accomplished by merging the Corporation into a wholly-owned subsidiary created solely for that purpose. Corporation shareholders who own fewer than 1,000 shares will receive $[ - ] in cash for each of their shares. Corporation shareholders owning 1,000 or more shares will have their shares exchanged for shares of the newly merged corporation (the "Merged Corporation"). Newly issued shares of the Merged Corporation will be subject to certain transfer restrictions, including the Merged Corporation having a right of first refusal on proposed stock sales. The transfer restrictions are designed to keep the number of shareholders from increasing to the point where Sarbanes-Oxley compliance and/or Securities Exchange Act reporting would again become necessary. While the cash exchange will affect less than 3% of the total Corporation shares outstanding, it will reduce the number of shareholders of record to below 300.

     The officers, directors and employees of the Corporation will occupy the same positions in the Merged Company they presently occupy in the Corporation. There will be no personnel changes or changes in operations at the Bank. The attached Information Statement and Schedule 13E-3 provide more detailed information on the transaction.

     No shareholder action is necessary to approve the merger. Your Board of Directors believes the Merger is in the best, long-term, interests of the Corporation and its shareholders. Upon completion of the Merger, you will receive further information on how your Corporation shares will be exchanged for either cash or shares of the Merged Corporation.

Sincerely,

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
ROBERT S. WEINERT                               THOMAS J. BARE
Chairman of the Board                           President and Treasurer
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